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                           Filed by Community Bank System, Inc. pursuant to Rule
                                           425 under the Securities Act of 1933.
                                       Subject Company: First Liberty Bank Corp.
                                                    Commission File No.: 0-13312


                                         For further information please contact:
                            David G. Wallace, S.V.P. and Chief Financial Officer
                                                          Office: (315) 445-7310
                                                             Fax: (315) 445-2997

                                               James A. Wears, President Banking
                                                          Office: (315) 379-4535
FOR IMMEDIATE RELEASE                                      Fax:   (315) 379-4622

              CITIZENS NATIONAL AND COMMUNITY BANK COMPLETE MERGER

         Syracuse, New York, and Malone, New York, January 29,
2001-----Community Bank, N.A. (CBNA) , a wholly-owned banking subsidiary of Community Bank System, Inc. (NYSE: CBU), is pleased to announce the successful completion of its merger with Citizens National Bank of Malone.

         Sanford A. Belden, President and Chief Executive Officer of Community Bank, stated, "Citizens' five branches, with their $100 million in deposits and $60 million in loans, has merged into Community Bank, N.A., extending our strong market presence in Northern New York, a region where we have been banking very profitably since 1866." The branches are located in Brushton, Chateaugay, Hermon, and Malone (2). Mr. Belden welcomed the customers and employees in these branches, stating that the new locations strategically fill in or add adjacent markets to CBNA's existing branch network, strengthen service delivery efficiency, enlarge the marketplace for loan and fee income products, and bring new products to the former Citizens customers.

         Separately, in late November 2000, CBU announced its first strategic partnership outside of New York State with the signing of a definitive agreement with First Liberty Bank Corp. (NASDAQ-OTC: FLIB), a $647 million asset, 13 branch commercial bank based in Jermyn, Pennsylvania, to acquire all the stock of FLIB and merge First Liberty Bank & Trust into Community Bank, N.A. (CBNA), operating under its present name in Pennsylvania as a division of CBNA. Subject to shareholder and regulatory approvals, the transaction is expected to close in second quarter 2001.

         CBU is a registered bank holding company based in DeWitt, N.Y. Its wholly-owned banking subsidiary, Community Bank, N.A. (http://www.communitybankna.com), is the fifth-largest commercial banking franchise headquartered in Upstate New York, now having 72 customer facilities and 52 ATM's stretching diagonally from Northern New York to the Southern Tier and west to Lake Erie.

         Other subsidiaries within the CBU family are Elias Asset Management, Inc., an investment management firm based in Williamsville, N.Y.; Benefit Plans Administrative Services, Inc. (BPA), a pension administration and consulting firm located in Utica, N.Y. which serves sponsors of defined benefit and defined contribution plans; Community Investment Services, Inc. (CISI), a broker/dealer delivering financial products from selected locations within Community Bank's branch system and from offices in Jamestown and Lockport, N.Y.; and Community Financial Services, Inc. (CFSI), an insurance agency based in Olean, N.Y., specializing in long-term health care and other selected products.

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